                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                  ------------------

                                    SCHEDULE 13D/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 29)


                                MICHAELS STORES, INC.
                                   (Name of Issuer)


                       COMMON STOCK, PAR VALUE $0.10 PER SHARE
                            (Title of Class of Securities)


                                     594087-10-8
                                    (CUSIP Number)


                                   ROBERT L. ESTEP
                              JONES, DAY, REAVIS & POGUE
                              2300 TRAMMELL CROW CENTER
                                   2001 ROSS AVENUE
                                 DALLAS, TEXAS  75201
                                    (214) 220-3939
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   JANUARY 21, 1998
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                            (Continued on following pages)

                                 (Page 1 of 38 Pages)

CUSIP NO. 594087-10-8                    13D/A               Page 2 of 38 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sam Wyly  ###-##-####
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)/X/
                                                                          (b)/ /
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        BK, OO, WC
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY       846,069
   OWNED BY     ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
   REPORTING
   PERSON WITH      15,836
                ----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                    2,046,069
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    15,836
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,061,905
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

CUSIP NO. 594087-10-8                    13D/A               Page 3 of 38 Pages
--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charles J. Wyly, Jr.  ###-##-####
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)/X/
                                                                          (b)/ /
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        BK, OO, WC
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY       466,444
   OWNED BY     ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
   REPORTING        0
  PERSON WITH   ----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                    1,066,444
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,066,444
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.6%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

CUSIP NO. 594087-10-8                    13D/A               Page 4 of 38 Pages
--------------------------------------------------------------------------------

 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Maverick Entrepreneurs Fund, Ltd.
        75-2319145
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)/X/
                                                                          (b)/ /
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        BK, OO, WC
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                   / /
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY       0
   OWNED BY     ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
   REPORTING
  PERSON WITH       0
                ----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

CUSIP NO. 594087-10-8                    13D/A               Page 5 of 38 Pages

     This Schedule 13D/A Amendment No. 29 hereby amends the Schedule 13D, filed jointly by Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. ("Maverick Entrepreneurs" and collectively with Sam Wyly and Charles J. Wyly, Jr., the "Reporting Persons") with respect to the securities of Michaels Stores, Inc. (the "Company"). This statement terminates Maverick Entrepreneurs' membership in the Reporting Persons' group. See Item 5.

Item 1.   SECURITY AND ISSUER.

     This statement relates to the ownership of common stock, par value $.10 per share ("Common Stock"), of Michaels Stores, Inc., a Delaware corporation. The Company's principal executive offices are located at 8000 Bent Branch Drive, Irving, Texas 75063.


Item 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed by Mr. Sam Wyly, Mr. Charles J. Wyly, Jr. and Maverick Entrepreneurs. Maverick Entrepreneurs is a Texas limited partnership of which Mr. Sam Wyly and Mr. Charles J. Wyly, Jr. are the sole general partners.

     The principal business and office address for each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly is principally employed as Chairman of the Board of Directors of each of Sterling Software, Inc. and the Company. Charles Wyly is principally employed as Vice Chairman of the Board of Directors of each of Sterling Software, Inc. and the Company.

     No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United States. Maverick Entrepreneurs is a Texas limited partnership.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds to hold a portion of the shares of Common Stock is borrowings under revolving lines of credit maintained with NationsBank of Texas, N.A. ("NationsBank") by each of (i) the trusts described in Item 5 for which Sam Wyly is trustee (the "Sam Wyly Trusts") and Tallulah, Ltd., (ii) the trusts described in Item 5 for which Charles J. Wyly, Jr. is trustee (the "Charles Wyly
Trusts") and Brush Creek, Ltd., and (iii) Maverick Entrepreneurs.   See Item 6
below.

     The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were granted under stock option plans of the Company.

Item 4.   PURPOSE OF TRANSACTION.

     The shares of Common Stock acquired by the Reporting Persons were acquired for investment. Depending upon market conditions and other factors that they deem material to an investment decision, any Reporting Person may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 594087-10-8                    13D/A               Page 6 of 38 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) On January 21, 1998, Tallulah Ltd., a Texas limited partnership of which Sam Wyly is the sole general partner sold 485,000 shares of Common Stock on the open market at a price of $25.375 per share.

     On January 21, 1998, the Christiana Parker Wyly Trust and the Andrew David Sparrow Wyly Trust each sold 45,000 shares of Common Stock on the open market at a price of $25.375 per share and the Laurie L. Wyly Revocable Trust, the Lisa Wyly Revocable Trust and the Kelly Wyly Elliot Trust each sold 65,000 shares of Common Stock on the open market at a price of $25.375 per share. Sam Wyly is trustee of all five trusts.

     On January 21, 1998, Maverick Entrepreneurs, a Texas limited partnership, sold 200,000 shares of Common Stock on the open market at a price of $25.375 per share, which amount constituted all of the shares of Common Stock of the Company held by Maverick Entrepreneurs. Thus, Maverick Entrepreneurs will no longer be a reporting person pursuant to Rule 13d-1 of the Securities Exchange Act of 1934. Sam Wyly and Charles J. Wyly, Jr. are both General Partners of, and shared the beneficial ownership of the Common Stock that was held by, Maverick Entrepreneurs.

     As a result of the above sales, Sam Wyly currently beneficially owns 2,061,905 shares, or approximately 6.8%, of the Common Stock of the Company.
Sam Wyly beneficially owns (i) 1,200,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 589,536 of such shares in his capacity as the sole general partner of Tallulah, Ltd., (iii) 15,836 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children, and (iv) an aggregate of 256,533 of such shares in his capacity as the sole trustee of the Sam Wyly Trusts listed below:


                                                       NUMBER OF SHARES
                     NAME OF TRUST                    BENEFICIALLY OWNED
                     -------------                    ------------------

          1.   The Christiana Parker Wyly Trust               37,393
          2.   The Andrew David Sparrow Wyly Trust            37,393
          3.   The Laurie L. Wyly Revocable Trust             58,943
          4.   The Lisa Wyly Revocable Trust                  58,943
          5.   The Kelly Wyly Elliot Trust                    63,861

     Sam Wyly possesses sole voting power with respect to 846,069 shares of Common Stock, sole dispositive power with respect to 2,046,059 shares of Common Stock and shared voting and dispositive power with respect to 15,836 shares of Common Stock.

     On January 21, 1998, Brush Creek, Ltd., a Texas limited partnership, sold 420,000 shares of Common Stock on the open market at a price of $25.375 per share. Charles J. Wyly, Jr. is the sole general partner of such partnership.

     On January 21, 1998, the Martha Caroline Wyly Trust, the Charles J. Wyly III Trust and the Emily Ann Wyly Trust each sold 95,031 shares of Common Stock and the Jennifer Lynn Wyly Trust sold 96,070 shares of Common Stock on the open market at $25.375 per share. Charles J. Wyly, Jr. is trustee of all four trusts.

     As a result of the above, Charles J. Wyly, Jr. currently beneficially owns 1,066,444 shares, or approximately 3.6% of the outstanding Common Stock.
Charles J. Wyly, Jr. beneficially owns (i) 600,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 80,000 of such shares as the sole general partner of Brush Creek, Ltd., and (iii) an aggregate of 386,444 of such shares as trustee of the Charles Wyly Trusts listed below:

CUSIP NO. 594087-10-8                    13D/A               Page 7 of 38 Pages

                                                 NUMBER OF SHARES
                    NAME OF TRUST               BENEFICIALLY OWNED
                    -------------               ------------------

          1.   The Martha Caroline Wyly Trust          74,969
          2.   The Charles J. Wyly, III Trust          104,403
          3.   The Emily Ann Wyly Trust                104,302
          4.   The Jennifer Lynn Wyly Trust            102,770

Charles J. Wyly, Jr. possesses sole voting power with respect to 466,444 shares of Common Stock, sole dispositive power with respect to 1,066,444 shares of Common Stock.

     The Reporting Persons as a group beneficially own an aggregate of 3,128,349 shares of Common Stock, or approximately 10.1% of the outstanding Common Stock. The Reporting Persons as a group have sole voting power with respect to 1,312,513 shares of Common Stock and sole dispositive power with respect to 3,112,513 shares of Common Stock. The Reporting Persons as a group have shared voting and dispositive power with respect to 15,836 shares of Common Stock.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by the Reporting Persons.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On February 23, 1995, each of (i) the Charles Wyly Trusts and Brush Creek, Ltd., and (ii) the Sam Wyly Trusts, Tallulah, Ltd. and Maverick Entrepreneurs (collectively, the "Borrowers") entered into a loan agreement with Lehman providing for loans to the Borrowers from time to time (the "Loan Agreements"). In connection with the Loan Agreements, the Borrowers entered into various security documents provided for in the Loan Agreements (the "Security Documents"). Included in the Security Documents are documents that provide, in general, that: (i) with respect to an aggregate of 1,771,163 shares of Common Stock (770,000 shares of which are beneficially owned by Mr. Sam Wyly, 801,163 shares of which are beneficially owned by Mr. Charles J. Wyly, Jr., and 200,000 shares of which are beneficially owned by each of the Reporting Persons), if the market price of such shares on or before February 23, 1998, is less than $28.5574, then Lehman, upon the request of the Borrowers, will pay to the Borrowers the difference between the market price and such specified amount at the time of such request, and if the market price on February 23, 1998, is greater than $48.2302, the Borrowers will, on that date, pay to Lehman the difference between such market price and such specified amount; and (ii) the Borrowers are required to pledge such rights and an aggregate of 1,771,163 shares to secure their obligations under the Security Documents.

     On January 20, 1998, each of the Borrowers entered into a letter agreement (a "Letter Agreement") with Lehman whereby each of the Borrowers agreed to sell a certain number of their shares of Common Stock of the Company. The Letter Agreement further provided for the application of the proceeds from the sale of the stock to pay all amounts due pursuant to the Lehman Agreement and the cash settlement amount provided for in the Security Documents and the termination of the Security Documents.

     Each of (i) the Sam Wyly Trusts and Tallulah, Ltd., (ii) the Charles Wyly Trusts and Brush Creek, Ltd., and (iii) Maverick Entrepreneurs maintains separate revolving lines of credit with NationsBank (collectively, the "NationsBank Credit Facilities"). The obligations of each borrower to repay advances made under its NationsBank Credit Facilities are several, full-recourse obligations that are secured by the Borrower's pledge of certain shares of Common Stock beneficially owned by the Reporting Persons as well as other securities. Each advance under a NationsBank Credit Facility bears interest at NationsBank's prime rate or at a floating rate, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have each guaranteed the obligations of Maverick Entrepreneurs under its NationsBank Credit Facility. The NationsBank Credit Facilities will mature on November 22, 1998.

CUSIP NO. 594087-10-8                    13D/A               Page 8 of 38 Pages

     The foregoing descriptions of the agreements relating to the Loan Agreements, the Security Documents and the NationsBank Credit Facilities are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP NO. 594087-10-8                    13D/A               Page 9 of 38 Pages

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1.(*) Agreement pursuant to Rule 13d-1(f)(1)(iii) of the Securities Exchange Act of 1934.

          Exhibit 2.1 Form of Loan Agreement dated as of February 23, 1995 between Lehman Brothers Finance S.A., and the Charles Wyly Trusts and Brush Creek, Ltd. (Previously filed as Exhibit 2.1 to Amendment No. 23 to this Schedule 13D.)

          Exhibit 2.2 Form of Loan Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A., and the Sam Wyly Trusts, Tallulah Ltd. and Maverick Entrepreneurs. (Previously filed as Exhibit 2.2 to Amendment No. 23 to this Schedule 13D.)

          Exhibit 3.1 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.1 to Amendment No. 23 to this Schedule 13D.)

          Exhibit 3.2 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.2 to Amendment No. 23 to this Schedule 13D.)

          Exhibit 3.3 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.3 to Amendment No. 23 to this Schedule 13D.)

          Exhibit 3.4 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.4 to Amendment No. 23 to this Schedule 13D.)

          Exhibit 4.1 Form of Pledge Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 4.1 to Amendment No. 23 to this Schedule 13D.)

          Exhibit 4.2 Form of Pledge Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 4.2 to Amendment No. 23 to this Schedule 13D.)
          Exhibit 5.      Form of Guarantee Agreement.  (Previously filed as
                          Exhibit 5.1 to Amendment No. 23 to this Schedule
                          13D.)

          Exhibit 6. Form of Amended and Restated Loan Agreement, dated November 22, 1996, among NationsBank and each of (i) the Sam Wyly Trusts and Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek Limited; and
                          (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 6 to Amendment No. 27 to this
                          Schedule 13D.)

          Exhibit 7. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.;
                          (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.;
                          (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as
                          Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

          Exhibit 8. Form of Collateral Maintenance Agreement, dated November 22, 1994, between NationsBank and each of
                          (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                          (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 4 to Amendment No. 26 to this Schedule 13D.)

          Exhibit 9. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Even Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D.)
---------------
* Filed herewith

CUSIP NO. 594087-10-8                    13D/A               Page 10 of 38 Pages

          Exhibit 10 *    Form of Letter Agreement, dated January 20, 1998,
                          between Lehman Brothers Finance S.A., and Tallulah
                          Ltd., Sam Wyly, Trustee for the benefit of Andrew
                          David Sparrow Wyly Trust, the Christiana Parker Wyly
                          Trust, the Laurie L. Wyly Revocable Trust, the Lisa
                          Wyly Revocable Trust and the Kelly Wyly Elliott Trust and Maverick Entrepreneurs.

          Exhibit 11* Form of Letter Agreement, dated January 20, 1998, between Lehman Brothers Finance S.A., and Brush Creek, Ltd., Charles Wyly, Jr., Trustee for the benefit of Charles J. Wyly III Trust, the Jennifer Lynn Wyly Trust, the Emily Ann Wyly Trust, and the Martha Caroline Wyly Trust.

---------------
* Filed herewith

CUSIP NO. 594087-10-8                    13D/A              Page 11 of 38 Pages

                                      SIGNATURES

     After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:   January 30, 1998            /s/ Sam Wyly
                                   ---------------------------------
                                   Sam Wyly



                                    /s/ Charles J. Wyly, Jr.
                                   ---------------------------------
                                   Charles J. Wyly, Jr.


                                   MAVERICK ENTREPRENEURS FUND, LTD.



                                   By:   /s/ Sam Wyly
                                      ------------------------------
                                        Sam Wyly
                                        General Partner



                                   By:   /s/ Charles J. Wyly, Jr.
                                      ------------------------------
                                        Charles J. Wyly, Jr.
                                        General Partner

CUSIP NO. 594087-10-8                    13D/A              Page 12 of 38 Pages

                                    EXHIBIT INDEX

EXHIBIT NO.
-----------

1. * Agreement pursuant to Rule 13d-1(f)(1)(iii) of the Securities Exchange Act of 1934.

2.1 Form of Loan Agreement dated as of February 23, 1995 between Lehman Brothers Finance S.A., and The Charles Wyly Trusts and Brush Creek, Ltd. (Previously filed as Exhibit 2.1 to Amendment No. 23 to this
          Schedule 13D.)

2.2 Form of Loan Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A., and The Sam Wyly Trusts, Tallulah Ltd. and Maverick Entrepreneurs. (Previously filed as Exhibit 2.2 to Amendment No. 23 to this Schedule 13D.)

3.1 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.1 to Amendment No. 23 to this Schedule 13D.)

3.2 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.2 to Amendment No. 23 to this Schedule 13D.)

3.3 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.3 to Amendment No. 23 to this Schedule 13D.)

3.4 Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance S.A. to the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 3.4 to Amendment No. 23 to this Schedule 13D.)

4.1 Form of Pledge Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 4.1 to Amendment No. 23 to this Schedule 13D.)

4.2 Form of Pledge Agreement, dated as of February 23, 1995, between Lehman Brothers Finance S.A. and the Counterparties set forth on Exhibit A thereto. (Previously filed as Exhibit 4.2 to Amendment No. 23 to this Schedule 13D.)

5. Form of Guarantee Agreement. (Previously filed as Exhibit 5.1 to Amendment No. 23 to this Schedule 13D.)

6. Form of Amended and Restated Loan Agreement, dated November 22, 1996, among NationsBank and each of (i) the Sam Wyly Trusts and Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek Limited; and (iii) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 6 to Amendment No. 27 to this Schedule 13D.)

7. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

__________________

 * Filed herewith.

CUSIP NO. 594087-10-8                    13D/A              Page 13 of 38 Pages

8. Form of Collateral Maintenance Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and
          (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 4 to Amendment No. 26 to this Schedule 13D.)

9. Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and Even Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule 13D.)

10. * Form of Letter Agreement, dated January 20, 1998, between Lehman Brothers Finance S.A., and Tallulah Ltd., Sam Wyly, Trustee for the benefit of Andrew David Sparrow Wyly Trust, the Christiana Parker Wyly Trust, the Laurie L. Wyly Revocable Trust, the Lisa Wyly Revocable Trust and the Kelly Wyly Elliott Trust and Maverick Entrepreneurs.

11. * Form of Letter Agreement, dated January 20, 1998, between Lehman Brothers Finance S.A., and Brush Creek, Ltd., Charles Wyly, Jr., Trustee for the benefit of Charles J. Wyly III Trust, the Jennifer Lynn Wyly Trust, the Emily Ann Wyly Trust, and the Martha Caroline Wyly Trust.

______________________

 * Filed herewith.